UNDERTAKING PURSUANT TO SECTIONS 3.1 AND 3.4
OF NATIONAL POLICY 41-201 ("NP 41-201")

TO:         The Securities Regulatory Authorities in each of the Provinces and Territories of Canada

RE:          Harvest Energy Trust - Short Form Prospectus dated May 25, 2007 (the "Prospectus")

To the extent that the securities legislation in some jurisdictions is ambiguous regarding certain matters set forth in NP 41-201, and in connection with the filing of the Prospectus, Harvest Energy Trust (the "Trust") hereby undertakes as follows:

(a)     in complying with its reporting issuer obligations, the Trust will treat Harvest Operations Corp., Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of the operating entity and the income trust, we expect that, for as long as the operating entity (and any of its significant business interest) represents a significant asset of the income trust, the income trust will provide unitholders with separate financial statements for the operating entity (including information about any of its significant business interests);

(b)     for so long as the Trust is a reporting issuer, the Trust will take appropriate measures to require each person who would be an insider of Harvest Operations Corp., Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership if Harvest Operations Corp., Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership were a reporting issuer to file insider reports about trades in trust units of the Trust (including securities which are exchangeable into trust units of the Trust) and comply with statutory prohibitions against insider trading; and

(c)     the Trust will annually certify that it has complied with this undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

DATED this 25th day of May, 2007.

HARVEST ENERGY TRUST,
by Harvest Operations Corp.

Per:         Signed "Robert Fotheringham"
                Robert Fotheringham
                Vice President, Finance and Chief Financial Officer